FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 7, 2024

For

Starpax Biopharma Inc.

A Canadian Corporation

6615 ABRAMS STREET

MONTREAL, Quebec, Canada, H4S1V9

Item 4: Changes in Issuer’s Certifying Accountant

(a)

On December 20, 2023, SRCO, C.P.A, Professional Corporation resigned as the Company’s independent auditor “reluctantly and after substantial deliberation”. The Company engaged Richter LLP on February 1, 2024 because wanted to work with a local (Quebec, Canada) firm with the experience to service the Company through its next phases of growth. No dispute or disagreement gave rise to or caused SRCO, C.P.A, Professional Corporation to resign as the Company’s independent auditor.

On February 1, 2024, Starpax BioPharma Inc. (the “Company”) engaged Richter LLP for the preparation of the Company’s Audited Financial Statements for the Period Ended December 31, 2023.

The Company’s former independent accountant, who performed the Audited Financial Statements for the Fiscal Years ended December 31, 2022 and December 31, 2021, was SRCO, C.P.A, Professional Corporation (6722), Certified Public Accountants who had served as the Company’s independent auditor since 2022.

SRCO, C.P.A, Professional Corporation resigned on December 20, 2023 pursuant to a resignation letter (attached hereto as Exhibit ADDITIONAL EXHIBIT).

Neither of the Audited Financial Statements for the Fiscal Years ended December 31, 2022 and December 31, 2021 as prepared by SRCO, C.P.A, Professional Corporation contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to change accountants was ordered by Michael Gareau in his role as Chairman of the Board of Directors and approved by a majority of the Board.

There were not any disagreements between the Company and SRCO, C.P.A, Professional Corporation on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures.

The Company has authorized SRCO, C.P.A, Professional Corporation to discuss the Audited Financial Statements for the Fiscal Years ended December 31, 2022 and December 31, 2021 with the new independent auditor Richter LLP, even though there were no disagreements {add cite}

(b)

On February 1, 2024, Starpax BioPharma Inc. (the “Company”) engaged Richter LLP for the preparation of the Company’s Audited Financial Statements for the Period Ended December 31, 2023. The Company has not engaged Richter LLP prior to February 1, 2024. The Company has not received any advice or reports, oral or written, from Richter LLP at any time prior to February 1, 2024.

Pursuant to 17 C.F.R. 230.304(a)(3), the Company will provide provided this Form 1-U to SRCO, C.P.A, Professional Corporation promptly, and on the same day as this Form 1-U is filed with the Commission. The Company shall also request a letter from SRCO, C.P.A, Professional Corporation regarding the disclosures made in this Form 1-U. The Company intends to file an amendment to this Form 1-U containing the letter from SRCO, C.P.A, Professional Corporation as an exhibit.

EXHBITS

Exhibit Index

Exhibit ADDITIONAL EXHIBIT : Resignation Letter

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starpax Biopharma Inc.

(Exact name of issuer as specified in its charter)

By s/ Michael Gareau

Chairman of the Board of Directors, CEO